Exhibit 3.1
AMENDMENT TO AMENDED AND RESTATED BY-LAWS OF
THE FEMALE HEALTH COMPANY
(Effective November 7, 2012)

SECTION 3.01.  General Powers and Numbers.  The business and affairs of the Corporation shall be managed by its Board of Directors.  The number of directors which shall constitute the whole Board shall be not less than five nor more than nine, as may be designated from time to time by resolution of the Board of Directors.